Exhibit 99.1

Samsung Taps Spreadtrum as Baseband Supplier for High Performance TD-SCDMA Smartphone

Spreadtrum's SC8802 Shipping in Newest Samsung GALAXY SII Smartphone for China Mobile Subscribers

SHANGHAI, Sept. 2, 2011 /PRNewswire-Asia-FirstCall/ — Spreadtrum Communications, Inc. (NASDAQ: SPRD; "Spreadtrum" or the "Company" ), a leading fabless semiconductor provider in China with advanced technology in both 2G and 3G wireless communications standards, today announced that its newest TD-SCDMA baseband chip, the SC8802G, is shipping in Samsung's top-of-the-line GALAXY S II smartphone targeting China Mobile subscribers.

Designed with 40nm CMOS silicon technology, the SC8802G is the newest chip in Spreadtrum's SC88xxG series for the TD-SCDMA market. Spreadtrum's advanced 40nm platform delivers groundbreaking levels of performance and integration while simultaneously reducing power consumption, delivering standby and talk times that are a first in TD-SCDMA 3G.  Spreadtrum's SC8802G enables TD-HSUPA, TD-SCDMA as well as GSM, GPRS and EDGE operation and supports TD-HSDPA at 2.8Mbps, TD-HSUPA at 2.2Mbps.  In combination with Spreadtrum's RF transceiver, the SR3200LS, which is also shipping in the Samsung GALAXY S II, the SC8802G achieves a small modem footprint of less than 530mm2 enabling slim, sleek designs.

"We are honored to be selected by Samsung as a TD-SCDMA baseband chip supplier," said Dr. Leo Li, Spreadtrum's president and CEO. "We are seeing accelerating growth in the TD-SCDMA market as handset features and performance and network coverage align with consumer preference and expectations. Handsets such as Samsung's GALAXY S II will raise the bar in terms of what consumers can expect from a 3G experience."

About Spreadtrum Communications, Inc.

Spreadtrum Communications, Inc. (NASDAQ: SPRD; "Spreadtrum") is a fabless semiconductor company that develops baseband and RF processor solutions for the wireless communications market. Spreadtrum combines its semiconductor design expertise with its software development capabilities to deliver highly integrated baseband processors with multimedia functionality and power management. Spreadtrum has developed solutions based on an open development platform, enabling its customers to develop customized wireless products that are feature-rich to meet their cost and time-to-market requirements. For more information, visit www.spreadtrum.com.

About Samsung Electronics Co., Ltd.

Samsung Electronics Co., Ltd. is a global leader in semiconductor, telecommunication, digital media and digital convergence technologies with 2010 consolidated sales of US$135.8 billion. Employing approximately 190,500 people in 206 offices across 68 countries, the company consists of eight independently operated business units: Visual Display, Mobile Communications, Telecommunication Systems, Digital Appliances, IT Solutions, Digital Imaging, Semiconductor and LCD. Recognized as one of the fastest growing global brands, Samsung Electronics is a leading producer of digital TVs, semiconductor chips, mobile phones and TFT-LCDs. For more information, please visit www.samsung.com.

SPREADTRUM SAFE HARBOR STATEMENT:

This press release contains "forward-looking statements" within the meaning of the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. Such forward-looking statements include, without limitation, statements regarding accelerating growth in the TD-SCDMA market as handset features and performance and with network coverage align with consumer preference and expectations, and the ability of handsets such as Samsung's Galaxy S II to raise the bar in terms of what consumers can expect from a 3G experience. The Company uses words like "believe," "anticipate," "intend," "estimate," "expect," "project" and similar expressions to identify forward-looking statements, although not all forward-looking statements contain these words. These statements are forward-looking in nature and involve risks and uncertainties that may cause actual market trends and the Company's actual results to differ materially from those expressed or implied in these forward-looking statements for a variety of reasons. Potential risks and uncertainties include, but are not limited to, the pace of commercial deployment of the SC8802G, market acceptance of the SC8802G, continuing competitive pressure in the semiconductor industry and the effect of such pressure on prices; unpredictable changes in technology and consumer demand for mobile phones; the rate at which the commercial deployment of TD-SCDMA technology will grow; the state of and any change in the Company's relationship with Samsung; and changes in political, economic, legal and social conditions in China. For additional discussion of these risks and uncertainties and other factors, please consider the information contained in the Company's filings with the U.S. Securities and Exchange Commission (the "SEC") and the annual report on Form 20-F filed on April 6, 2011, as amended, especially the section under "Risk Factors" and such other documents that the Company may file with the SEC from time to time, including on Form 6-K. The Company assumes no obligation to update any forward-looking statements, which apply only as of the date of this press release, and does not intend to update any forward-looking statement whether as a result of new information, future events or otherwise except as required by law.